Exhibit 10.1

100 Pier 1 Place Fort Worth, Texas 76102 817-252-8200 telondon@pier1.com

March 28, 2017

Alasdair James
605 Skokie Lane South
Glencoe, IL 60022

Dear Alasdair:

It is a great pleasure to offer you the position of President and Chief Executive Officer of Pier 1 Imports, Inc. (“Pier 1 Imports” or the “Company”) reporting to the Board of Directors (the “Board”).

This offer of employment and your appointment as President and Chief Executive Officer are subject to approval by our Board of Directors, and the compensation terms set forth below are subject to approval by the Compensation Committee.

Here is more detailed information about our offer to you:

Title and Employer:	President and Chief Executive Officer of Pier 1 Imports, employed by Pier 1 Services Company, a wholly-owned subsidiary of Pier 1 Imports.
Job Location:	Fort Worth, Texas.
Start Date:	Your employment will commence on May 1, 2017.
Board Seat:
You will be added to the Company’s Board after your employment commences. The Company will cause you to be nominated for election to the Board by the shareholders for each election period occurring during your employment and will recommend to the shareholders your election to the Board.

Annual Salary:
$1,000,000, subject to required withholdings for applicable taxes and voluntary pay deductions, and subject to annual review by the Compensation Committee, with an expectation to increase such amount by 3% after one year assuming a “meets expectations” or better evaluation of your performance during your first year of employment.

Annual Incentive:
As an executive officer, you will be eligible (pro rata based on your start date) to participate in the Company’s annual short-term cash incentive program for fiscal year 2018 pursuant to the Company’s 2015 Stock Incentive Plan (the “Stock Plan”). Your annual target award will be 100% of your base salary, with an opportunity to earn up to two times your target award, based on achievement of Company and individual performance goals. The incentive will be communicated to you in writing upon commencement of employment. Your participation in the annual incentive plan is subject to the terms and conditions of the award letter and the Stock Plan.

Signing Bonus:
You will receive a signing bonus of $300,000 (the “Signing Bonus”), less applicable tax withholdings, payable within 30 days following your employment commencement.  In the event that you voluntarily leave the Company for any reason or you are terminated for Cause (as defined in the Severance Agreement referenced below) within 12 months following your employment commencement, you agree to repay the Company the full amount of the Signing Bonus, including any taxes withheld (unless prohibited by law), within 30 days of your last date worked. If you are entitled to severance benefits under the Severance Agreement described below and you do not repay the Signing Bonus as described above, then you will forfeit your right to those severance benefits.

Equity Awards:
As an executive officer, you will be eligible to receive equity awards pursuant to the Company’s long-term equity incentive program as it may exist from time to time. For fiscal year 2018, the equity awards will consist of a target number of shares of restricted stock valued on the date of grant (based on the 30 day trailing average of the closing price of Pier 1 Imports’ stock) at $2 million, with 25% of the grant being time-based shares and 75% of the grant being performance-based shares. Vesting rates, performance measure(s) and allocation of the performance-based shares among specific performance measures will be determined by the Compensation Committee.

As an inducement to your employment, you will receive a grant of stock options valued at $1 million (based on the closing price of Pier 1 Imports’ common stock as of the grant date and Black-Scholes modeling).  The stock options will have a ten-year term and an exercise price equal to the closing price of Pier 1 Imports’ common stock on the date of grant.  The stock options will vest 25% after three years, 25% after four years and 50% after five years, subject to your continued employment.

As further inducement to your employment, you will receive a grant of time-based restricted stock consisting of a number of shares valued on the date of grant (based on a 30 day trailing average of the closing price of Pier 1 Imports’ stock) at $500,000.  The restricted stock will cliff vest 100% after three years, subject to your continued employment.

These equity awards are subject to (i) the Compensation Committee’s approval, and the grant date of the awards is expected to be the first business date following your employment commencement, and (ii) the terms and conditions of the governing award agreements, which will be sent to you soon after the grant date. Further, these equity awards will be granted either under the Stock Plan or as an employment inducement award under New York Stock Exchange Listing Rules outside of the Stock Plan, but with terms and conditions consistent with the Stock Plan.

Your equity awards will contain “double trigger” change in control (“CIC”) provisions. In the event of either:

(i)a CIC in which the successor entity will not assume and maintain your outstanding equity awards, or

(ii)a CIC in which the successor entity assumes or otherwise equitably converts your outstanding equity awards, and within one year after the CIC, your employment is terminated without “Cause” or by you resigning for “Good Reason” (as defined in the Severance Agreement referenced below), then all awards with time-based vesting restrictions will become fully vested (and exercisable, if applicable), and all performance-based awards will vest based on target performance and payout on a pro rata basis based on the time elapsed prior to the CIC or termination of employment, as applicable.

Any future grants of equity awards beyond those described in this section will be based upon your performance and at the sole discretion of the Company.

Severance:
You and the Company will enter into an Executive Severance Agreement (the “Severance Agreement”), in a form substantially as attached hereto.  Pursuant to the Severance Agreement, if your employment with the Company is terminated by the Company without Cause or by you for Good Reason (as such terms are defined in the Severance Agreement), you will receive a cash severance equal to two times the sum of your then-current base salary plus any annual short-term cash incentive earned for the most recently completed fiscal year. The severance amount will be payable in equal installments over twenty-four months following the end of your employment.  Pursuant to the Severance Agreement, you will be subject to non-compete and vendor, customer and employee non-solicitation provisions for a period of two years, and non-disclosure provisions following your termination of employment.

Benefits:
You will be eligible to participate in savings, retirement, and health and welfare benefit plans and programs that are generally offered to or provided for the executive officers of the Company, including, without limitation, participation in our 401(k) Plan, Stock Purchase Plan and Deferred Compensation Plan. Participation in those plans is subject to each plan’s governing documents and satisfaction of required waiting periods, if applicable.

Relocation Program:
You will be eligible for relocation benefits of up to $90,000 in accordance with the Company’s standard relocation policy, including up to 18 months of customary temporary living arrangements in Fort Worth, Texas as well as customary travel expenses to and from Fort Worth and Chicago, Illinois. Those customary items will be arranged by and coordinated through the Company’s relocation vendor.

In addition to the approvals of the Board of Directors and Compensation Committee referenced above, this offer is contingent upon the successful outcome of the Company’s determination of reference, questionnaire and similar background checks, including your right to live and work in the United States.  Your employment is for an indefinite period and is terminable at the will of either the Company or you, with or without cause at any time, subject only to such limitations as may be imposed by law. This offer of employment is also contingent on you not being subject to any arrangement, agreement or restrictive covenant(s) which would impact your ability to perform the services contemplated in the above position or any other position with the Company.  By signing below, you are representing and warranting to us that you (i) are not presently subject to or otherwise bound by a non-compete, non-solicit, confidentiality or similar restriction, arrangement or agreement with any person or entity with respect to any prior or existing employment, investment or other relationship or agreement which would impair or impact your ability to perform the services contemplated in the above position or any other position with the Company, (ii) have the legal right to live and work in the United States as a lawful permanent resident and (iii) are not a member of any board of directors, board of trustees or similar governing body for any for-profit, non-profit or not-for-profit entity, or a party to any agreement with any entity under which you would receive remuneration for your services.

This offer letter constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior understandings, negotiations and discussions, whether oral or written, with regard thereto.

If you are in agreement with the terms of this letter, please sign in the space provided below and return a signed copy.  This letter and all of its terms will expire and be void unless executed by you and returned to me by 5pm CST on March 31, 2017.

Alasdair, we are excited about your future as the leader of the Pier 1 Imports team and look forward to working with you to build the value of Pier 1 Imports.

Sincerely,

/s/	3-28-2017
Terry E. London	Date
Chairman of the Board of Directors

I accept this offer of employment from Pier 1 Imports, Inc.

/s/	3-30-2017
Alasdair James	Date